Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10947

OFFERING CIRCULAR SUPPLEMENT NO. 3

Date of Qualification of Original Offering Circular: July 19, 2019

Date of Qualification of Post-Qualification Amendment No. 1: September 26, 2019

July 6, 2021

Automation Finance Reperformance Fund IV LLC

228 Park Avenue South #67157

New York, NY 10003

(332) 209-4902

www.automationfinance.com

This document (the “Supplement”) supplements the Offering Circular of Automation Finance Reperformance Fund IV LLC, (the “Company”) dated July 19, 2018 (the “Offering Circular”), as amended on September 26, 2019. Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide updated information that is not in the Offering Circular.

1.               The Offering Circular is amended by changing the end date of the Offering from July 18, 2021 to July 18, 2022. The sections in the Offering Circular relating to the period of the offering are revised to read as follows:

This Offering began on July 19, 2019, when it was “qualified” by the U.S. Securities and Exchange Commission (“SEC”), and will end upon the earlier of (1) the date we have sold $50,000,000 of Series A Preferred Stock, (2) July 18, 2022, or (3) the date the Company terminates this Offering.

* * *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended, or supplemented, before deciding whether to invest.